Exhibit 3.2

CERTIFICATE OF DESIGNATIONS OF

SERIES B CONVERTIBLE PREFERRED STOCK,

PAR VALUE $1.00,

OF

ZIX CORPORATION

ZIX CORPORATION, a corporation organized and existing under the Business Organizations Code of the State of Texas (the “Company”), in accordance with the provisions of Sections 21.155 and 21.156 thereof:

HEREBY CERTIFIES:

That, the Restated Articles of Incorporation (the “Articles of Incorporation”) of the Company, as filed with the Secretary of State of the State of Texas, authorizes the issuance of 185,000,000 shares of capital stock, consisting of 175,000,000 shares of common stock, $0.01 par value (“Common Stock”), and 10,000,000 shares of preferred stock, $1.00 par value (“Preferred Stock”);

That, the Articles of Incorporation expressly authorize the Board of Directors of the Company (the “Board”) by resolution or resolutions, subject to limitations prescribed by law and by Article IV of the Articles of Incorporation, to provide for the issuance of Preferred Stock as a class or in one or more series and, with respect to each series of Preferred Stock, to establish the number of shares included in each such series and to fix the designations, powers, relative rights, qualifications, preferences, limitations and restrictions of the shares of such series not fixed by the Articles of Incorporation;

That, pursuant to the authority conferred upon the Board by the Articles of Incorporation, the Board, on January 11, 2019, adopted the following resolution designating a new series of Preferred Stock as “Series B Convertible Preferred Stock”:

RESOLVED, that, pursuant to the authority vested in the Board in accordance with the provisions of Article IV of the Articles of Incorporation and the provisions of Section 21.155 of the Texas Business Organizations Code, a series of Preferred Stock of the Company is hereby authorized, and the number of shares to be included in such series, and the designations, powers, relative rights, qualifications, preferences, limitations and restrictions of the shares of Preferred Stock included in such series, shall be as follows:

SECTION 1. Designation and Number of Shares. The shares of such series of Preferred Stock shall be designated as “Series B Convertible Preferred Stock” (the “Series B Preferred Stock”). The number of authorized shares constituting the Series B Preferred Stock shall be 35,086. That number from time to time may be increased or decreased (but not below the number of shares of Series B Preferred Stock then outstanding) by further resolution duly adopted by the Board, or any duly authorized committee thereof and by the filing of a certificate pursuant to the provisions of the Texas Business Organizations Code stating that such increase or decrease, as applicable, has been so authorized. The Company shall not have the authority to issue fractional shares of Series B Preferred Stock.

SECTION 2. Ranking. The Series B Preferred Stock will rank, with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company:

(a) on a parity basis with each other class or series of Capital Stock of the Company now existing or hereafter authorized, the terms of which expressly provide that such class or series ranks on a parity basis with the Series B Preferred Stock as to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company (such Capital Stock, “Parity Stock”); and the Series A Preferred Stock shall be deemed to be Parity Stock and the Series B Preferred Stock shall rank on a parity basis with the Series A Preferred Stock as to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company;

(b) junior to each other class or series of Capital Stock of the Company now existing or hereafter authorized, the terms of which expressly provide that such class or series ranks senior to the Series B Preferred Stock as to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company (such Capital Stock, “Senior Stock”); and

(c) senior to the Common Stock and each other class or series of Capital Stock of the Company now existing or hereafter authorized, the terms of which do not expressly provide that such class or series ranks on a parity basis with or senior to the Series B Preferred Stock as to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company (such Capital Stock, “Junior Stock”).

SECTION 3. Definitions. As used herein with respect to Series B Preferred Stock:

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person; provided, however, (a) that the Company and its Subsidiaries shall not be deemed to be Affiliates of any Investor Party or any of its Affiliates, (b) portfolio companies in which any Investor Party or any of its Affiliates has an investment (whether as debt or equity) shall not be deemed an Affiliate of such Investor Party and (c) the Excluded True Wind Parties shall not be deemed to be Affiliates of any Investor Party, the Company or any of the Company’s Subsidiaries. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Articles of Incorporation” has the meaning set forth in the recitals above.

Any Person shall be deemed to “beneficially own”, to have “beneficial ownership” of, or to be “beneficially owning” any securities (which securities shall also be deemed “beneficially owned” by such Person) that such Person is deemed to “beneficially own” within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act; provided that any Person shall be deemed to beneficially own any securities that such Person has the right to acquire, whether or not such right is exercisable within sixty (60) days or thereafter (including assuming conversion of all Series A Preferred Stock, if any, owned by such Person to Common Stock).

“Board” has the meaning set forth in the recitals above.

“Business Day” means any weekday that is not a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to be closed.

“Bylaws” means the Second Amended and Restated Bylaws of the Company, as amended and as may be amended from time to time.

“Capital Stock” means, with respect to any Person, any and all shares of, interests in, rights to purchase, warrants to purchase, options for, participations in or other equivalents of or interests in (however designated) stock issued by such Person.

“Certificate of Designations” means this Certificate of Designations relating to the Series B Preferred Stock, as it may be amended from time to time.

“Change of Control” means the occurrence of one of the following, whether in a single transaction or a series of transactions:

(a) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of a majority of the total voting power of the Voting Stock of the Company, other than as a result of a transaction in which (1) the holders of securities that represented 100% of the Voting Stock of the Company immediately prior to such transaction are substantially the same as the holders of securities that represent a majority of the Voting Stock of the surviving Person or its Parent Entity immediately following such transaction and (2) the holders of securities that represented 100% of the Voting Stock of the Company immediately prior to such transaction own directly or indirectly Voting Stock of the surviving Person or its Parent Entity in substantially the same proportion to each other as immediately prior to such transaction;

(b) the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale, transfer or lease of all or substantially all the assets of the Company (determined on a consolidated basis), whether in a single transaction or a series of transactions, to another Person (other than to a Subsidiary or a Person that becomes a Subsidiary of the Company), or any recapitalization, reclassification or other transaction in which all or substantially all of the Common Stock is exchanged for or converted into cash, securities or other property, other than a transaction following which in the case of a merger or consolidation transaction, holders of securities that represented 100% of the Voting Stock of the Company immediately prior to such transaction own directly or indirectly (in substantially the same proportion to each other as immediately prior to such transaction, other than changes in proportionality as a result of any cash/stock election provided under the terms of the definitive agreement regarding such transaction) at least a majority of the voting power of the Voting Stock of the surviving Person in such merger or consolidation transaction immediately after such transaction; or

(c) shares of Common Stock or shares of any other Capital Stock into which the Series B Preferred Stock is convertible are not listed for trading on any United States national securities exchange or cease to be traded in contemplation of a de-listing (other than as a result of a transaction described in clause (b) above).

“close of business” means 5:00 p.m. (New York City time).

“Common Stock” has the meaning set forth in the recitals above.

“Company” has the meaning set forth in the recitals above.

“Conversion Agent” means the Transfer Agent acting in its capacity as conversion agent for the Series B Preferred Stock, and its successors and assigns.

“Conversion Date” has the meaning set forth in Section 6(a).

“Conversion Rate” means the “Accreted Value” (as defined in the Series A Certificate of Designations), of one share of Series A Preferred Stock as of the Conversion Date, as determined pursuant to the Series A Certificate of Designations.

“Designated Redemption Date” means any date occurring on or after February 20, 2026.

“Dividend Payment Date” has the meaning set forth in Section 4(a).

“Dividend Rate” means, from the Issuance Date until but excluding the six-month anniversary thereof, 10.0% per annum, which rate will be automatically increased by an additional 1% per annum for each six-month period that the Series B Preferred Stock remains outstanding (but not, in any event, to greater than 12.0% per annum); in addition, the Dividend Rate shall be further adjusted to the extent and during the period with respect to which such rate has been adjusted as provided in Section 9(d).

“EBITDA” shall mean, for purposes of this Certificate, “Consolidated Adjusted EBITDA” (or the substantially similar definition) as defined from time to time in, and calculated in accordance with, the primary credit facility of the Company and its Subsidiaries, provided that if the Company and its Subsidiaries do not have a primary credit facility that includes a definition of “Consolidated Adjusted EBITDA” (or a substantially similar definition), EBITDA shall be calculated by the Company in a manner consistent with its public disclosure of Adjusted EBITDA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded True Wind Parties” has the meaning set forth in the Investment Agreement.

“Fair Market Value” means, with respect to any security or other property, the fair market value of such security or other property as reasonably determined in good faith by a majority of the Board, or an authorized committee thereof, which determination shall be made after consultation with an Independent Financial Advisor, as to any security or other property with a Fair Market Value of greater than $35,000,000.

“GAAP” shall mean generally accepted accounting principles in the United States.

“Holder” means a Person in whose name the shares of the Series B Preferred Stock are registered, which Person shall be treated by the Company, Transfer Agent, Registrar, paying agent and Conversion Agent as the absolute owner of the shares of Series B Preferred Stock for the purpose of making payment and settling conversions and for all other purposes; provided that, to the fullest extent permitted by law, no Person that has received shares of Series B Preferred Stock in violation of the Investment Agreement shall be a Holder, the Transfer Agent, Registrar, paying agent and Conversion Agent, as applicable, shall not, unless directed otherwise by the Company, recognize any such Person as a Holder and the Person in whose name the shares of the Series B Preferred Stock were registered immediately prior to such transfer shall remain the Holder of such shares.

“Holder Redemption Right” has the meaning set forth in Section 10(b).

“Indebtedness” shall mean any indebtedness (including principal and premium) in respect of borrowed money.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant of nationally recognized standing; provided, however, that such firm or consultant is not an Affiliate of the Company.

“Investment Agreement” means that certain Investment Agreement between the Company and the Investor dated as of January 14, 2019, as it may be amended, supplemented or otherwise modified from time to time, with respect to certain terms and conditions concerning, among other things, the rights of and restrictions on the Holders.

“Investor” has the meaning set forth in the Investment Agreement.

“Investor Parties” means the Investor and each Permitted Transferee of the Investor to whom shares of Series B Preferred Stock are transferred pursuant to Section 5.08(b)(i) of the Investment Agreement.

“Issuance Date” means, with respect to any share of Series B Preferred Stock, the date of issuance of such share.

“Junior Stock” has the meaning set forth in Section 2(c).

“Liquidation Preference” means, with respect to any share of Series B Preferred Stock, on any date of determination, an amount equal to the sum of (a) the Stated Value of such share of Series B Preferred Stock on such date and (b) without duplication (including of any accrued but unpaid Preferred Dividends included in the determination of Stated Value), any accrued but unpaid Preferred Dividends with respect to such share of Preferred Stock as of such date (with respect to this clause (b), for purposes of a Conversion Date or a Redemption Date, up to but not including such Conversion Date or Redemption Date, as applicable).

“NASDAQ” means The Nasdaq Stock Market.

“Notice of Holder Redemption” has the meaning set forth in Section 10(b)(i).

“Original Issuance Date” means the Closing Date, as defined in the Investment Agreement.

“Parent Entity” means, with respect to any Person, any other Person of which such first Person is a direct or indirect wholly owned Subsidiary.

“Parity Stock” has the meaning set forth in Section 2(a).

“Permitted Transferee” means, with respect to any Person, (a) any Affiliate of such Person, (b) any successor entity of such Person and (c) with respect to any Person that is an investment fund, vehicle or similar entity, any other investment fund, vehicle or similar entity of which such Person or an Affiliate, advisor or manager of such Person serves as the general partner, manager or advisor.

“Person” means any individual, corporation, estate, partnership, joint venture, association, joint-stock company, limited liability company, trust, unincorporated organization or any other entity.

“Preferred Dividends” has the meaning set forth in Section 4(a).

“Preferred Stock” has the meaning set forth in the recitals above.

“Redemption Date” means, with respect to each share of Series A Preferred Stock, the date on which the Company makes the payment in full of the Redemption Price for such share to the Holder of such share.

“Redemption Price” has the meaning set forth in Section 10(b).

“Registrar” means the Transfer Agent acting in its capacity as registrar for the Series B Preferred Stock, and its successors and assigns.

“Reorganization Event” has the meaning set forth in Section 12(a).

“Senior Stock” has the meaning set forth in Section 2(b).

“Series A Preferred Stock” means the shares of Series A Convertible Preferred Stock, par value $1.00, of the Company.

“Series A Certificate” means that certain Certificate of Designations of Series A Preferred Stock of the Company dated as of the Original Issuance Date.

“Series B Change of Control Redemption Price” means with respect to each share of Series B Preferred Stock then outstanding, the product of (a) the Liquidation Preference of such share as of the date of determination multiplied by (b) (i) 1.30 (if the Change of Control occurs before the first anniversary of the Original Issuance Date), (ii) 1.35 (if the Change of Control occurs on or after the first anniversary of the Original Issuance Date but before the second anniversary of the Original Issuance Date), (iii) 1.40 (if the Change of Control occurs on or after the second anniversary of the Original Issuance Date but before the third anniversary of the Original Issuance Date), (iv) 1.45 (if the Change of Control occurs on or after the third anniversary of the Original Issuance Date but before the fourth anniversary of the Original Issuance Date) and (v) 1.50 (if the Change of Control occurs on or after the fourth anniversary of the Original Issuance Date).

“Series B Preferred Stock” has the meaning set forth in Section 1.

“Stated Value” means, with respect to any share of Series B Preferred Stock, an amount equal to (a) prior to March 31, 2019, $1,000.00 and (b) on March 31, 2019 and thereafter, determined quarterly as of March 31, June 30, September 31 and December 31 of each year (the “Stated Value Determination Date”), the sum of (i) the Stated Value as of the immediately preceding Dividend Payment Date plus (ii) the amount of Preferred Dividends that are accrued and unpaid from the immediately preceding dividend Payment Date to, but not including, the applicable Stated Value Determination Date, which accrued and unpaid amounts shall increase the Stated Value on each Stated Value Determination Date.

“Stockholder Approval” has the meaning set forth in the Investment Agreement.

“Stockholder Meeting” has the meaning set forth in the Investment Agreement.

“Subsidiary”, when used with respect to any Person, means any corporation, limited liability company, partnership, association, trust or other entity of which (a) securities or other ownership interests representing more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) or (b) sufficient voting rights to elect at least a majority of the board of directors or other governing body are, as of such date, owned by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person.

“Transfer Agent” means the Person acting as Transfer Agent, Registrar and paying agent and Conversion Agent for the Series B Preferred Stock, and its successors and assigns. The Transfer Agent initially shall be Computershare Trust Company, N.A.

“Voting Stock” means (a) with respect to the Company, the Common Stock, the Series A Preferred Stock and any other Capital Stock of the Company having the right to vote generally in any election of directors of the Board and (b) with respect to any other Person, all Capital Stock of such Person having the right to vote generally in any election of directors of the board of directors of such Person or other similar governing body.

SECTION 4. Dividends. (a) Each Holder, in preference and priority to the holders of all other classes or series of stock, shall be entitled to receive, with respect to each share of Preferred Stock then outstanding and held by such Holder, dividends accruing daily on a cumulative basis, whether or not declared by the Board, from the Original Issuance Date, at the Dividend Rate of the Stated Value per share (the “Preferred Dividends”). The Preferred Dividends shall be payable quarterly in arrears in cash on March 31, June 30, September 30 and December 31 (each, a “Dividend Payment Date”) of each year, commencing March 31, 2019, when, as and if declared by the Board. The Preferred Dividends will be computed on the basis of a 360-day year comprised of twelve 30-day months. Each dividend period will end on (but not include) the relevant dividend payment date.

(b) Preferred Dividends, if declared by the Board, will be payable to holders of record of the shares of Preferred Stock as they appear on the stock ledger of the Company on the applicable record date, which record date shall be the 15th calendar day before such cash Preferred Dividend payment date or such other record date fixed by the Board that does not precede the date upon which the resolution fixing the record date is adopted, and is not more than 30 days prior to the scheduled dividend payment date. A Preferred Dividend record date shall not be required to be on a Business Day. A Preferred Dividend paid in cash shall not be deemed a redemption of the shares of Series B Preferred Stock to which such Preferred Dividend relates.

SECTION 5. Liquidation Rights. (a) Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the Holders shall be entitled, out of assets legally available therefor, before any distribution or payment out of the assets of the Company may be made to or set aside for the holders of any Junior Stock, and subject to the rights of the holders of any Senior Stock or Parity Stock and the rights of the Company’s existing and future creditors, to receive in full a liquidating distribution in cash and in the amount per share of Series B Preferred Stock equal to the Liquidation Preference with respect to such share of Series B Preferred Stock as of the date of such voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company. Holders shall not be entitled to any further payments in the event of any such voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company other than what is expressly provided for in this Section 5 and will have no right or claim to any of the Company’s remaining assets.

(b) Partial Payment. If in connection with any distribution described in Section 5(a) above, the assets of the Company or proceeds therefrom are not sufficient to pay in full the aggregate liquidating distributions required to be paid pursuant to Section 5(a) to all Holders and the liquidating distributions payable all holders of any Parity Stock, the amounts distributed to the Holders and to the holders of all such Parity Stock shall be paid pro rata in accordance with the respective aggregate liquidating distributions to which they would otherwise be entitled if all amounts payable thereon were paid in full.

(c) Merger, Consolidation and Sale of Assets Not Liquidation. For purposes of this Section 5, the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property and assets of the Company shall not be deemed a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, nor shall the merger, consolidation, statutory exchange or any other business combination transaction of the Company into or with any other Person or the merger, consolidation, statutory exchange or any other business combination transaction of any other Person into or with the Company be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

SECTION 6. Conversion.

(a) On the Business Day immediately following the date the Stockholder Approval is attained as contemplated by Section 5.18 of the Investment Agreement (the “Conversion Date”), each share of Series B Preferred Stock will automatically convert into (i) the number of shares of Series A Preferred Stock equal to the quotient of (A) the Liquidation Preference with respect to such share of Series B Preferred Stock as of the Conversion Date divided by (B) the Conversion Rate plus (ii) cash in lieu of fractional shares as set out in Section 6(c). For avoidance of any doubt, if the Stockholder Approval is not attained in connection with the Stockholder Meeting, the Series B Preferred Stock will not be converted into Series A Preferred Stock.

(b) The Company shall at all times reserve and keep available out of its authorized and unissued Series A Preferred Stock, solely for issuance upon the conversion of the Series B Preferred Stock, such number of shares of Series A Preferred Stock as shall from time to time be issuable upon the conversion of all the shares of Series B Preferred Stock then outstanding. Any shares of Series A Preferred Stock issued upon conversion of Series B Preferred Stock shall be duly authorized, validly issued, fully paid and nonassessable.

(c) No fractional shares of Series A Preferred Stock will be delivered to the Holders upon conversion. In lieu of fractional shares otherwise issuable, the Holders will be entitled to receive, at the Company’s sole discretion, either (i) an amount in cash equal to the product of (A) such fractional share amount multiplied by (B) the Conversion Rate or (ii) one additional whole share of Series A Preferred Stock. In order to determine whether the number of shares of Series A Preferred Stock to be delivered to a Holder upon conversion of such Holder’s shares of Series B Preferred Stock will include a fractional share, such determination shall be based on the aggregate number of shares of Series B Preferred Stock of such Holder that are being converted on the Conversion Date.

SECTION 7. [Reserved].

SECTION 8. Conversion Procedures and Effect of Conversion. (a) Conversion Procedure. A Holder must do each of the following in order to receive from the Company shares of Series A Preferred Stock pursuant to this Section 8(a) upon automatic conversion thereof pursuant to Section 6:

(i) deliver to the Conversion Agent the certificate or certificates (if any) representing the shares of Series B Preferred Stock that have converted;

(ii) if required, furnish appropriate endorsements and transfer documents; and

(iii) if required, pay any stock transfer, documentary, stamp or similar taxes not payable by the Company pursuant to Section 21.

(b) Effect of Conversion. Effective immediately prior to the close of business on the Conversion Date, Preferred Dividends shall no longer accrue or be declared on any shares of Series B Preferred Stock, and such shares of Series B Preferred Stock shall cease to be outstanding.

(c) Record Holder of Underlying Securities as of Conversion Date. The Person or Persons entitled to receive the Series A Preferred Stock and, to the extent applicable, cash, securities or other property issuable upon conversion of the Series B Preferred Stock on the Conversion Date shall be treated for all purposes as the record holder(s) of such shares of Series A Preferred Stock and/or cash, securities or other property as of the close of business on such Conversion Date. As promptly as practicable on or after the Conversion Date and compliance by the applicable Holder with the relevant procedures contained in Section 8(a) (and in any event no later than three (3) Business Days thereafter; the Company shall issue the number of whole shares of Series A Preferred Stock issuable upon conversion (and deliver payment of cash in lieu of fractional shares as set out in Section 6(c)) and, to the extent applicable, any cash, securities or other property issuable thereon. Such delivery of shares of Series A Preferred Stock, securities or other property shall be made by book-entry or, at the request of the Holder, through the facilities of The Depositary Trust Company or in certificated form. Any such certificate or certificates shall be delivered by the Company to the appropriate Holder on a book-entry basis, through the facilities of The Depositary Trust Company, or by mailing certificates evidencing the shares to the Holders at their respective addresses as notified in writing by such Holders to the Conversion Agent. The Company shall be entitled to register and deliver such shares, securities or other property, and make such payment, in the name of the Holder and in the manner shown on the records of the Company.

(d) Status of Converted or Reacquired Shares. Shares of Series B Preferred Stock converted in accordance with this Certificate of Designations, or otherwise acquired by the Company in any manner whatsoever, shall be retired promptly after the conversion or acquisition thereof. All such shares shall, upon their retirement and any filing required by the Texas Business Organizations Code, become authorized but unissued shares of Preferred Stock, without designation as to series until such shares are once more designated as part of a particular series by the Board pursuant to the provisions of the Articles of Incorporation.

SECTION 9. Change of Control.

(a) Subject to Section 9(d), upon the occurrence of a Change of Control, the Company shall be required to redeem the outstanding shares of Series B Preferred Stock at a redemption price per share of Series B Preferred Stock, payable in cash, equal to the greater of (i) the Series B Change of Control Redemption Price of such share of Series B Preferred Stock and (ii) (A) the amount of cash such Holder would have received plus (B) the Fair Market Value of any other assets, in each case had such Holder, immediately prior to such Change of Control, been able to convert such share of Series B Preferred Stock into Series A Preferred Stock pursuant to Section 6 and subsequently convert such shares of Series A Preferred Stock into Common Stock, in each case, without regard to any of the limitations on convertibility contained therein (the “Change of Control Redemption Price”).

(b) Initial Change of Control Notice. On or before the twentieth (20th) Business Day prior to the date on which the Company anticipates consummating a Change of Control (or, if later, promptly after the Company discovers that a Change of Control may occur), a written notice (a “Change of Control Notice”) shall be sent by or on behalf of the Company to the Holders as they appear in the records of the Company, which notice shall contain the date on which the Change of Control is anticipated to be effected (or, if applicable, the date on which a Schedule TO or other schedule, form or report disclosing a Change of Control was filed). The Change of Control Notice shall include (i) a description of the material terms and conditions of the Change of Control, (ii) the date on which the Change of Control is anticipated to be consummated, (iii) the Change of Control Redemption Price and the calculation thereof and (iv) the instructions a Holder must follow to receive payment.

(c) Delivery upon Change of Control. Upon the consummation of a Change of Control, subject to Section 9(d), the Company (or its successor) shall deliver or cause to be delivered to the Holder by wire transfer the Change of Control Redemption Price of such Holder’s shares of Series B Preferred Stock.

(d) Sufficient Funds. If the Company shall not have sufficient funds legally available under the Texas Business Organizations Code to redeem all outstanding shares of Series B Preferred Stock if it redeems outstanding shares of Series B Preferred Stock, the Company shall (i) redeem, pro rata among the Holders, a number of shares of Series B Preferred Stock with an aggregate Change of Control Redemption Price equal to the amount legally available for the redemption of shares of Series B Preferred Stock under the Texas Business Organizations Code and (ii) redeem any shares of Series B Preferred Stock not purchased because of the foregoing limitations at the applicable Change of Control Redemption Price as soon as practicable after the Company is able to make such redemption out of assets legally available for the purchase of such share of Series B Preferred Stock. The inability of the Company (or its successor) to make a redemption payment for any reason shall not relieve the Company (or its successor) from its obligation to effect any required purchase when, as and if permitted by applicable law. If the Company fails to pay the Change of Control Redemption Price in full when due in accordance with this Section 9 in respect of some or all of the shares of Series B Preferred Stock to be redeemed pursuant to this Section 9, the Dividend Rate on such shares repurchased shall equal the Dividend Rate then in effect plus 2.0% per annum, which shall then increase by 0.50% on every three-month anniversary after such failure (but not, in any event, to greater than 16.0% per annum). Notwithstanding the foregoing, if a Change of Control occurs at a time when the Company is restricted or prohibited from redeeming some or all of the Series B Preferred Stock, the Company will use its commercially reasonable efforts to obtain the requisite consents to remove or obtain an exception or waiver to such restrictions or prohibition. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity, including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to comply with its obligations under the Section 9.

(e) Change of Control Agreements. The Company shall not enter into any agreement for a transaction constituting a Change of Control unless (i) such agreement provides for or does not interfere with or prevent (as applicable) the payment in full of the Change of Control Redemption Price pursuant to this Section 9 and (ii) the acquiring or surviving Person in such Change of Control represents or covenants, in form and substance reasonably satisfactory to the Board acting in good faith, that at the closing of such Change of Control, such Person shall have sufficient funds (which may include, without limitation, cash and cash equivalents on the Company’s balance sheet, the proceeds of any debt or equity financing, available lines of credit or uncalled capital commitments) to consummate such Change of Control and effect the payment of the Change of Control Redemption Price in respect of the outstanding shares of Series B Preferred Stock.

(f) Partial Redemption. In case any certificate for shares of Series B Preferred Stock shall be surrendered for partial redemption, the Company shall execute and deliver to or upon the written order of the Holder of the certificate so surrendered a new certificate for the shares of Series B Preferred Stock not redeemed.

(g) Effect of Redemption. Effective immediately prior to the close of business on the Redemption Date for any shares of Series B Preferred Stock redeemed pursuant to this Section 9, Preferred Dividends shall no longer accrue or be declared on any such shares of Series B Preferred Stock, and such shares of Series B Preferred Stock shall cease to be outstanding.

(h) Status of Redeemed Shares. Shares of Series B Preferred Stock redeemed in accordance with this Section 9, shall return to the status of and constitute authorized but unissued shares of Preferred Stock, without classification as to series until such shares are once more classified as a particular series by the Board pursuant to the provisions of the Articles of Incorporation.

SECTION 10. Redemption. (a) Redemption at the Option of the Company. (i) The Series B Preferred Stock may be redeemed in whole, but not in part, for cash at any time after the fourth anniversary of the Original Issuance Date, at the option of the Company, upon giving notice of redemption pursuant to Section 10(a)(ii), at a redemption price per share equal to the product of (A) the Liquidation Preference per share of the Series B Preferred Stock to be redeemed as of the applicable Redemption Date multiplied by (B) 1.50.

(ii) Notice of every redemption of shares of Series B Preferred Stock pursuant to Section 10(a)(i) shall be mailed, postage prepaid, addressed to the Holders of record of the shares to be redeemed at their respective last addresses appearing on the books of the Company, or given by electronic communication in compliance with the provisions of the Texas Business Organizations Code. Such mailing or electronic transmission shall be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice made as provided in this Section 10(a) shall be conclusively presumed to have been duly given upon such mailing or electronic transmission, whether or not the Holder receives such notice, but failure duly to give such notice as provided in this Section 10(a), or any defect in such notice or in the mailing or electronic transmission thereof, to any Holder of shares of Series B Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series B Preferred Stock. Each notice of redemption given to a Holder shall state: (1)

the redemption date; (2) the number of shares of the Series B Preferred Stock to be redeemed and, if less than all the shares held by such Holder are to be redeemed, the number of such shares to be redeemed from such Holder; (3) the redemption price; and (4) the place or places where certificates for such shares are to be surrendered for payment of the redemption price.

(b) Redemption at the Option of the Holder. On each Designated Redemption Date, each Holder of shares of Series B Preferred Stock shall have the right (a “Holder Redemption Right”) to require the Company to redeem any or all of the shares of Series B Preferred Stock of such Holder outstanding on such Designated Redemption Date, in each case to the extent not prohibited by law, at a redemption price per share equal to the product of (A) the Liquidation Preference per share of the Series B Preferred Stock to be redeemed as of the applicable Redemption Date multiplied by (B) 1.50 (such price, the “Redemption Price”), payable in cash.

(i) To exercise its Holder Redemption Right pursuant to this Section 10(b) in respect of any Designated Redemption Date, a Holder must, no later than 5:00 p.m., New York City time, on the date that is at least 90 days prior to the Designated Redemption Date specified by the Holder therein, deliver written notice thereof (a “Notice of Holder Redemption”) to the Company and the Transfer Agent and shall, on or prior to the Designated Redemption Date, surrender to the Transfer Agent the certificates representing the shares of Series B Preferred Stock to be redeemed by the Company; provided that, such Holder will be entitled to revoke its Notice of Holder Redemption at any time but no later than 15 days prior to the Designated Redemption Date. On such Designated Redemption Date, the Company shall deliver or cause to be delivered to each Holder that has exercised its Holder Redemption Right with respect to such Designated Redemption Date, cash by wire transfer, the Redemption Price of the shares of Series B Preferred Stock in respect of which such Holder has delivered (and has not revoked in accordance with this Section 10(b)(i)) a Notice of Holder Redemption in accordance herewith.

(ii) If a Holder does not elect to exercise its Holder Redemption Right pursuant to this Section 10(b) with respect to all of its shares of Series B Preferred Stock (and has not revoked such exercise in accordance with Section 10(b)(i)), the shares of Series B Preferred Stock held by it and not surrendered for redemption by the Company will remain outstanding until otherwise subsequently converted, redeemed, reclassified or canceled. From and after the Redemption Date with respect to any share of Series B Preferred Stock for which a Holder elected to effect a Holder Redemption Right and the Company has redeemed in accordance with the provisions of this Section 10(b), (i) Dividends shall cease to accrue on such share, (ii) such share shall no longer be deemed outstanding and (iii) all rights with respect to such share shall cease and terminate. For the avoidance of doubt, notwithstanding anything contained herein to the contrary, until a share of Series B Preferred Stock is redeemed by the payment in full of the applicable Redemption Price, such share of Series B Preferred Stock will remain outstanding and will be entitled to all of the powers, designations, preferences and other rights provided herein including the right to convert.

(iii) In the event that a Holder Redemption Right is exercised with respect to shares of Series B Preferred Stock representing less than all the shares of Series B Preferred Stock held by a Holder, upon such redemption, the Company shall execute and the Transfer Agent shall countersign and deliver to such Holder, at the expense of the Company, a certificate representing the shares of Series B Preferred Stock held by the Holder as to which a Holder Redemption Right was not exercised (or book-entry interests representing such shares).

(iv) If the Company shall not have sufficient funds legally available under the Texas Business Organizations Code to redeem all outstanding shares of Series B Preferred Stock if it redeems outstanding shares of Series B Preferred Stock, the Company shall (i) redeem, pro rata among the Holders, a number of shares of Series B Preferred Stock with an aggregate Redemption Price equal to the amount legally available for the redemption of shares of Series B Preferred Stock under the Texas Business Organizations Code and (ii) redeem any shares of Series B Preferred Stock not purchased because of the foregoing limitations at the applicable Redemption Price as soon as practicable after the Company is able to make such redemption out of assets legally available for the purchase of such share of Series B Preferred Stock. The inability of the Company (or its successor) to make a redemption payment for any reason shall not relieve the Company (or its successor) from its obligation to effect any required purchase when, as and if permitted by applicable law. If the Company fails to pay Redemption Price in full when due in accordance with this Section 10 in respect of some or all of the shares of Series B Preferred Stock to be redeemed pursuant to this Section 10, the Dividend Rate on such shares repurchased shall equal 12.0% per annum, which shall then increase by 0.50% on every three-month anniversary after such failure (but not, in any event, to greater than 14.0% per annum. Notwithstanding the foregoing, if a Holder Redemption Right is exercised at a time when the Company is restricted or prohibited from redeeming some or all of the Series B Preferred Stock, the Company will use its commercially reasonable efforts to obtain the requisite consents to remove or obtain an exception or waiver to such restrictions or prohibition. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity, including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to comply with its obligations under this Section 10.

SECTION 11. [Reserved].

SECTION 12. Adjustment for Reorganization Events.

(a) Reorganization Events. In the event of:

(i) any reclassification, statutory exchange, merger, consolidation or other similar business combination of the Company with or into another Person, in each case, pursuant to which at least a majority of the Common Stock is changed or converted into, or exchanged for, cash, securities or other property of the Company or another Person;

(ii) any sale, transfer, lease or conveyance to another Person of all or a majority of the property and assets of the Company, in each case pursuant to which the Common Stock is converted into cash, securities or other property; or

(iii) any statutory exchange of securities of the Company with another Person (other than in connection with a merger or acquisition) or reclassification, recapitalization or reorganization of the Common Stock into other securities;

(each of which is referred to as a “Reorganization Event”), each share of Series B Preferred Stock outstanding immediately prior to such Reorganization Event will, without the consent of the Holders and subject to Section 12(d), remain outstanding.

(b) Successive Reorganization Events. The above provisions of this Section 12 shall similarly apply to successive Reorganization Events.

(c) Reorganization Event Notice. The Company (or any successor) shall, no less than thirty (30) days prior to the anticipated effective date of any Reorganization Event, provide written notice to the Holders of such occurrence of such event and of the kind and amount of the cash, securities or other property that constitutes the Exchange Property. Failure to deliver such notice shall not affect the operation of this Section 12.

(d) Reorganization Event Agreements. The Company shall not enter into any agreement for a transaction constituting a Reorganization Event unless to the extent that the Company is not the surviving corporation in such Reorganization Event or will be dissolved in connection with such Reorganization Event, proper provision shall be made in the agreements governing such Reorganization Event for the conversion of the Series B Preferred Stock into stock of the Person surviving such Reorganization Event or such other continuing entity in such Reorganization Event.

SECTION 13. Consent Rights. The vote or consent of the Holders of at least a majority of the shares of Series B Preferred Stock outstanding at such time, voting together as a separate class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating any of the following actions, whether or not such approval is required pursuant to the Texas Business Organizations Code:

(a) any amendment, alteration or repeal (whether by merger, consolidation or otherwise) of any provision of the Articles of Incorporation (including this Certificate of Designations) or Bylaws that would have an adverse effect on the rights, preferences, privileges or voting power of the Series B Preferred Stock or the Holder thereof;

(b) any amendment or alteration (whether by merger, consolidation or otherwise) of, or any supplement (whether by a certificate of designations or otherwise) to, the Articles of Incorporation or any provision thereof, or any other action to authorize or create, or increase the number of authorized or issued shares of, or any securities convertible into shares of, or reclassify any security into, or issue, any Parity Stock or Senior Stock or any other class or series of Capital Stock of the Company ranking senior to, or on a parity basis with, the Series B Preferred Stock as to dividend rights or rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company;

(c) any issuance of shares of Series B Preferred Stock after the Original Issuance Date;

(d) on or prior to the Business Day immediately following the Stockholder Meeting, effect any action that would result in (i) a change to the “Conversion Rate” or (ii) the obligation to pay “Participating Dividends”, in each case, as defined in the Series A Certificate of Designations;

(e) any action that would cause the Company to cease to be treated as a domestic C corporation for U.S. federal income tax purposes; and

(f) any incurrence of any Indebtedness of the Company or any of its Subsidiaries (other than (x) the refinancing of any existing Indebtedness in an aggregate principal amount that does not exceed the then outstanding principal amount of the Indebtedness refinanced, plus all unpaid accrued or capitalized interest thereon, any prepayment premium applicable thereto, any swap breakage costs or hedge termination costs related thereto, upfront fees and original issue discount on such refinancing indebtedness, and customary fees and expenses relating to such financing, and (y) ordinary course of business working capital draws under the Company’s revolving credit facility) to the extent that, immediately after giving effect to such incurrence or refinancing, the ratio of the consolidated Indebtedness of the Company and its Subsidiaries (net of unrestricted cash and cash equivalents of the Company and its Subsidiaries) to the EBITDA of the Company and its Subsidiaries for the most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred would not be less than a ratio of 5.15-to-1 on a pro forma basis after giving effect to such incurrence and the use of the proceeds therefrom;

provided, however, (A) that, with respect to the occurrence of any of the events set forth in clause (a) above, so long as (1) the Series B Preferred Stock remains outstanding with the terms thereof materially unchanged, or (2) the holders of the Series B Preferred Stock receive equity securities with rights, preferences, privileges and voting power substantially the same as those of the Series B Preferred Stock, then the occurrence of such event shall not be deemed to adversely affect such rights, preferences, privileges or voting power of the Series B Preferred Stock, and in such case such holders shall not have any voting rights with respect to the occurrence of any of the events set forth in clause (a) above and (B) that the authorization or creation of, or the increase in the number of authorized or issued shares of, or any securities convertible into shares of, or the reclassification of any security (other than the Series B Preferred Stock) into, or the issuance of, Junior Stock will not require the vote the holders of the Series B Preferred Stock.

For purposes of this Section 13, the filing in accordance with applicable law of a certificate of designations or any similar document setting forth or changing the designations, powers, preferences, rights, qualifications, limitations and restrictions of any class or series of stock of the Company shall be deemed an amendment to the Articles of Incorporation.

(b) Each Holder of Series B Preferred Stock will have one vote per share of Series B Preferred Stock on any matter on which Holders of Series B Preferred Stock are entitled to vote separately as a class, whether at a meeting or by written consent.

(c) The vote or consent of the Holders of a majority of the shares of Series B Preferred Stock outstanding at such time, voting together as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be sufficient to waive or amend the provisions of Section 9(e) of this Certificate of Designations, and any amendment or waiver of any of the provisions of Section 9(e) approved by such percentage of the Holders shall be binding on all of the Holders.

(d) For the avoidance of doubt and notwithstanding anything to the contrary in the Articles of Incorporation or Bylaws of the Company, the Holders of Series B Preferred Stock shall have the exclusive consent and voting rights set forth in Section 13(b) and may take action or consent to any action with respect to such rights without a meeting by delivering a consent in writing or by electronic transmission of the Holders of the Series B Preferred Stock entitled to cast not less than the minimum number of votes that would be necessary to authorize, take or consent to such action at a meeting of stockholders.

SECTION 14. [Reserved].

SECTION 15. Preemptive Rights. Except for the right to participate in any issuance of new equity securities by the Company, as set forth in the Investment Agreement, the Holders shall not have any preemptive rights.

SECTION 16. Term. Except as expressly provided in this Certificate of Designations, the shares of Series B Preferred Stock shall not be redeemable or otherwise mature and the term of the Series B Preferred Stock shall be perpetual.

SECTION 17. Creation of Capital Stock. Subject to Section 13(b)(ii), the Board, or any duly authorized committee thereof, without the vote of the Holders, may authorize and issue additional shares of Capital Stock of the Company.

SECTION 18. No Sinking Fund. Shares of Series B Preferred Stock shall not be subject to or entitled to the operation of a retirement or sinking fund.

SECTION 19. Transfer Agent, Conversion Agent, Registrar and Paying Agent. The duly appointed Transfer Agent, Conversion Agent, Registrar and paying agent for the Series B Preferred Stock shall be Computershare Trust Company, N.A. The Company may, in its sole discretion, appoint any other Person to serve as Transfer Agent, Conversion Agent, Registrar or paying agent for the Series B Preferred Stock and thereafter may remove or replace such other Person at any time. Upon any such appointment or removal, the Company shall send notice thereof by first class mail, postage prepaid, to the Holders.

SECTION 20. Replacement Certificates. (a) Mutilated, Destroyed, Stolen and Lost Certificates. If physical certificates evidencing the Series B Preferred Stock are issued, the Company shall replace any mutilated certificate at the Holder’s expense upon surrender of that certificate to the Transfer Agent. The Company shall replace certificates that become destroyed, stolen or lost at the Holder’s expense upon delivery to the Company and the Transfer Agent of satisfactory evidence that the certificate has been destroyed, stolen or lost, together with any indemnity that may be required by the Transfer Agent and the Company.

(b) Certificates Following Conversion. If physical certificates representing the Series B Preferred Stock are issued, the Company shall not be required to issue replacement certificates representing shares of Series B Preferred Stock on or after the Conversion Date applicable to such shares. In place of the delivery of a replacement certificate following the Conversion Date, the Transfer Agent, upon receipt of the satisfactory evidence and indemnity described in clause (a) above, shall deliver the shares of Series A Preferred Stock issuable upon conversion of such shares of Series B Preferred Stock formerly evidenced by the physical certificate.

SECTION 21. Taxes. (a) Transfer Taxes. The Company shall pay any and all stock transfer, documentary, stamp and similar taxes that may be payable in respect of any issuance or delivery of shares of Series B Preferred Stock or shares of Series A Preferred Stock or other securities issued on account of Series B Preferred Stock pursuant hereto or certificates representing such shares or securities. However, in the case of conversion of Series B Preferred Stock, the Company shall not be required to pay any such tax that may be payable in respect of any transfer involved in the issuance or delivery of shares of Series B Preferred Stock, shares of Series A Preferred Stock or other securities to a beneficial owner other than the beneficial owner of the Series B Preferred Stock immediately prior to such conversion, and shall not be required to make any such issuance, delivery or payment unless and until the Person otherwise entitled to such issuance, delivery or payment has paid to the Company the amount of any such tax or has established, to the satisfaction of the Company, that such tax has been paid or is not payable.

(b) Withholding. All payments and distributions (or deemed distributions) on the shares of Series B Preferred Stock (and on the shares of Series A Preferred Stock received upon their conversion) shall be subject to withholding and backup withholding of taxes to the extent required by law, subject to applicable exemptions, and amounts withheld, if any, shall be treated as received by the Holders.

SECTION 22. Notices. All notices referred to herein shall be in writing and, unless otherwise specified herein, all notices hereunder shall be deemed to have been given (a) upon the earlier of receipt thereof or three (3) Business Days after the mailing thereof if sent by registered or certified mail with postage prepaid, or by private courier service addressed: (i) if to the Company, to its office at Zix Corporation, 2711 N. Haskell Avenue, Suite 2200, LB 36, Dallas, Texas 75204-2960 (Attention: General Counsel), (ii) if to any Holder, to such Holder at the address of such Holder as listed in the stock record books of the Company (which may include the records of the Transfer Agent) or (iii) to such other address as the Company or any such Holder, as the case may be, shall have designated by notice similarly given; or (b) on the date sent by facsimile or transmitted to an email address designated by the Company or any such Holder if sent during normal business hours, and on the next Business Day if sent after normal business hours of the recipient.

SECTION 23. Facts Ascertainable. When the terms of this Certificate of Designations refers to a specific agreement or other document to determine the meaning or operation of a provision hereof, the Secretary of the Company shall maintain a copy of such agreement or document at the principal executive offices of the Company and a copy thereof shall be provided free of charge to any Holder who makes a request therefor. The Secretary of the Company shall also maintain a written record of the Issuance Date, the number of shares of Series B Preferred Stock issued to a Holder and the date of each such issuance, and shall furnish such written record free of charge to any Holder who makes a request therefor.

SECTION 24. Waiver. Notwithstanding any provision in this Certificate of Designations to the contrary, any provision contained herein and any right of the Holders of Series B Preferred Stock granted hereunder may be waived as to all shares of Series B Preferred Stock (and the Holders thereof) upon the vote or written consent of the Holders of a majority of the shares of Series B Preferred Stock then outstanding.

SECTION 25. Severability. If any term of the Series B Preferred Stock set forth herein is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other terms set forth herein which can be given effect without the invalid, unlawful or unenforceable term will, nevertheless, remain in full force and effect, and no term herein set forth will be deemed dependent upon any other such term unless so expressed herein.

SECTION 26. Business Opportunities. To the fullest extent permitted by Section 2.101(21) of the Texas Business Organizations Code (or any successor provision) and except as may be otherwise expressly agreed in writing by the Company and the Investor Parties, the Company, on behalf of itself and its Subsidiaries, renounces any interest or expectancy of the Company and its Subsidiaries in, or in being offered an opportunity to participate in, business opportunities, that are from time to time presented to the Investor Parties or any of their respective officers, representatives, directors, agents, stockholders, members, partners, Affiliates, Subsidiaries (other than the Company and its Subsidiaries), or any of their respective designees on the Company’s Board and/or any of their respective representatives who, from time to time, may act as officers of the Company, even if the opportunity is one that the Company or its Subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so, and no such person shall be liable to the Company or any of its Subsidiaries for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to the Company or its Subsidiaries unless, in the case of any such person who is a director or officer of the Company, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as a director or officer of the Company. Any Person purchasing or otherwise acquiring any interest in any shares of Capital Stock of the Company shall be deemed to have notice of and consented to the provisions of this Section 26. Neither the alteration, amendment or repeal of this Section 26, nor the adoption of any provision of the Articles of Incorporation or this Certificate of Designations inconsistent with this Section 26, nor, to the fullest extent permitted by Texas law, any modification of law, shall eliminate or reduce the effect of this Section 26 in respect of any business opportunity first identified or any other matter occurring, or any cause of action, suit or claim that, but for this Section 26, would accrue or arise, prior to such alteration, amendment, repeal, adoption or modification. If any provision or provisions of this Section 26 shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (a) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Section 26 (including, without limitation, each portion of any paragraph of this Section 26 containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (b) to the fullest extent possible, the provisions of this Section 26 (including, without limitation, each such portion of any paragraph of this Section 26 containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Company to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Company to the fullest extent permitted by law. This Section 26 shall not limit any protections or defenses available to, or indemnification or advancement rights of, any director, officer, employee or agent of the Company under the Articles of Incorporation, the Bylaws, any other agreement between the Company and such director, officer, employee or agent or applicable law.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Certificate of Designations to be executed this 15 day of February, 2019.

ZIX CORPORATION

By:	/s/ David Rockvam
Name:	David Rockvam
Title:	Vice President and Chief Financial Officer

[Signature Page to Series B Preferred Stock Certificate of Designations]